SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-52140

NOTIFICATION OF LATE FILING

☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Imperalis Holding Corp.
Address of principal executive office	1421 McCarthy Blvd.
City, state and zip code	Milpitas, CA 95035

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended June 30, 2023 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

David J. Katzoff	(949)	774-2570
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes          ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes          ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue and Gross (Loss) Profit

During the three month period ended June 30, 2023, we had decreased revenues of $338,000 and decreased gross profits of $441,000 compared to the three month period ended June 30, 2022, primarily due to our decreased sales in the three month period ended June 30, 2023, related to a large project which was discontinued in 2022, that drove increased production and deliveries in 2022. Additionally, our cost of revenue increased for the three month period ended June 30, 2023, primarily due to a higher charge for excess and obsolete inventory.

During the six month period ended June 30, 2023, we had decreased revenues of $591,000 and decreased gross profits of $545,000 compared to the six month period ended June 30, 2022, primarily due to our decreased sales in the six month period ended June 30, 2023, related to a large project which was discontinued in 2022, that drove increased production and deliveries in 2022.

Net Loss and Operating Expenses

During the three months ended June 30, 2023, our net loss increased by $838,000 compared to the three month period ended June 30, 2022, primarily due to decreased revenues coupled with legal fees, overhead allocations, inventory write downs and interest expense increasing by $384,000, $153,000, $97,000 and $87,000, respectively. The increases were partially offset primarily due to decreased safety fees and travel costs of $211,000 and $25,000, respectively.

During the six months ended June 30, 2023, our net loss increased by $916,000 compared to the six month period ended June 30, 2022, primarily due to decreased gross profit of $545,000 coupled with increased legal costs, overhead allocations and audit and consulting fees increasing by $384,000, $247,000, and $124,000, respectively. The increases were partially offset primarily by decreased safety fees and payroll costs of $308,000 and $119,000, respectively.

IMPERALIS HOLDING CORP.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2023	/s/ David J. Katzoff
By: David J. Katzoff
Title: Chief Financial Officer